Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria : Offshore Bonga field starts up
Paris, November 28, 2005 – Total announces the start of crude oil production from the Bonga deepwater oil and gas field, 120 kilometres offshore Nigeria. The Bonga field will produce over 200,000 barrels of oil and over 150 million cubic feet of gas per day once it reaches plateau level.
Elf Petroleum Nigeria Limited, a wholly owned subsidiary of Total, holds a 12.5% stake along side partners Shell Nigeria E&P Corporation (the operator of the field on behalf of the Nigeria National Petroleum Corporation under a Production Sharing Contract), Esso Exploration and Production Nigeria Limited and Nigerian Agip Exploration (Limited).
Located in Oil Prospecting Licence 212, the 60 square kilometre field is situated in water depths of more than 1,000 metres. Production facilities comprise a Floating Production Storage and Offloading (FPSO) vessel together with a deepwater subsea infrastructure. The field’s initial 16 subsea oil producing and water injection wells are connected to the two million barrel storage capacity FPSO by production flowlines, risers and control umbilicals.
Associated gas from Bonga will be piped via the 268 km 32 inch Offshore Gas Gathering System to the Nigerian liquefaction (NLNG) plant for export to US and European markets.
Moreover, significant hydrocarbon deposits have been discovered in the area around Bonga which have led to development studies on the Bonga South West and Bonga North West projects.
Africa is Total’s leading growth region, accounting for production of 813,000 barrels of oil equivalent per day in 2004. Present in Nigeria since 1962, Total’s equity production was 271,000 barrels of oil equivalent per day in 2004. The Group recently launched the development of the deep offshore Akpo field which will enter into production late 2008 at a plateau of 225,000 barrels of oil equivalent per day. Total also holds a 15% partnership interest in the Bonny gas liquefaction plant.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com